Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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August 28, 2013

VIA EDGAR
Mr. John Dana Brown
Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Ultrapetrol (Bahamas) Limited Registration Statement on Form F-4 Filed August 1, 2013; File No. 333-190316

Dear Mr. Brown:

We refer to the registration statement on Form F-4 under File No. 333-190316 (the "Registration Statement") filed by Ultrapetrol (Bahamas) Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on August 1, 2013. By letter dated August 22, 2013 (the "Comment Letter") the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  This letter responds to the Staff's Comment Letter. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Summary, page 1

1.
We note your disclosure relating to covenant waivers under various loan agreements as described on pages 150 through 153. Please revise the summary section to disclose these and any other recent instances of waivers or covenant non-compliance.

The Company has provided the requested disclosure on page 9 of the Amended Registration Statement.

Risk Factors, page 18

2.
Please include a risk factor describing your status in respect to any covenants for which you are or were recently non-compliant or received a waiver. Please do so by including quantitative information in your disclosure.

The Company has provided the requested disclosure on page 29 of the Amended Registration Statement.

Signatures, page II-5

3.
Please revise the above referenced signature page to have your principal accounting officer or controller sign the registration statement in that indicated capacity. This signature should appear in the second half of the signature block of the signature section.

The Company has added the signature of its principal accounting officer on page II-5 of the Amended Registration Statement.

Signatures, pages II-6, II-7, II-8, II-9, II-10, II-11, II-12, II-13, II-15, II-18, II-19, II-21, and II-22

4.
Please revise the above referenced signature pages to have your principal executive officer, principal financial officer and principal accounting officer or controller sign the registration statement in those indicated capacities. These signatures should appear in the second half of the signature block of the signature sections.

The signature block of each of the applicable registrants has been amended to respond to this comment.

Signatures, page II-8

5.	Please revise the second half of the signature block to have a majority of the board of directors sign the registration statement in that indicated capacity.

The Company has revised the signature block accordingly.

Signatures, pages II-14, II-16, II-17, and II-20

6.
Please revise the above referenced signature pages to have your principal financial officer and principal accounting officer or controller sign the registration statement in those indicated capacities. These signatures should appear in the second half of the signature block of the signature sections.

The signature block of each of the applicable registrants has been amended to respond to this comment.

Exhibits 5.2, 5.3, 5.4, 5.5, 5.6 and 5.7

7.	For each of the above referenced exhibits please include counsel's consent to being named in the registration statement.

Each of the above-referenced exhibits has been amended to include counsel's consent to being named in the registration statement.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******************

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (202) 661-7150 or Larry Rutkowski at at (212) 574-1206.

Very truly yours,

SEWARD & KISSEL, LLP

	By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Cc: Tonya K. Aldave Division of Corporate Finance Securities and Exchange Commission

Felipe Menendez R. Chief Executive Officer Ultrapetrol (Bahamas) Limited